Lightbridge Corporation

April 17, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation
Registration Statement on Form S-3 (File No. 333-278388)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Lightbridge Corporation, a Nevada corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-278388) and declare the Registration Statement effective as of Friday, April 19, 2024, at 4:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (845) 641-1030, or Brandon Kinnard of Hogan Lovells US LLP at (303) 454-2477 with any questions. Also, please notify Mr. Kinnard when this request for acceleration has been granted.

Very truly yours, Lightbridge Corporation

	By:	/s/ Larry Goldman
	Name:	Larry Goldman
	Title:	Chief Financial Officer

cc: Brandon Kinnard, Hogan Lovells US LLP

11710 Plaza America Drive, Suite 2000, Reston, Virginia 20190 Phone (571) 730-1200